Humphry Slocombe Group, LLC

Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HUMPHRY SLOCOMBE GROUP, LLC

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Humphry Slocombe Group, LLC
San Francisco, California

We have reviewed the accompanying financial statements of Humphry Slocombe Group, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

July 18, 2019
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

HUMPHRY SLOCOMBE GROUP, LLC

Balance Sheets
December 31, 2018 and 2017

Assets		2018		2017
Current assets:				
Cash	$	25,290	$	814,286
Accounts receivable		75,513		160,193
Inventory		627,233		343,303
Other current assets		98,223		74,408
Total current assets		826,259		1,392,190
Property and equipment - net		563,850		320,628
	$	1,390,109	$	1,712,818

Liabilities and Members' Equity		2018		2017
Current liabilities:				
Accounts payable	$	272,377	$	133,204
Accrued expenses		83,309		21,384
Notes payable - current portion		145,950		8,054
Notes payable - related party		50,000		-
Other current liabilities		102,280		92,568
Total current liabilities		653,916		255,210
Long-term liabilities:				
Notes payable - net of current portion		7,385		15,849
Total liabilities		661,301		271,059
Members' equity		728,808		1,441,759
Total liabilities and members' equity	$	1,390,109	$	1,712,818

See report of independent accountants and accompanying notes to financial statements.

HUMPHRY SLOCOMBE GROUP, LLC

Statements of Operations and Members' Equity
Years Ended December 31, 2018 and 2017

	2018	2017
Sales	$ 4,008,176	$ 3,721,092
Cost of goods sold	1,799,497	1,881,863
Gross profit	2,208,679	1,839,229
Operating expenses:		
Personnel expenses	1,326,196	1,206,046
General and administrative expenses	795,500	540,660
Facility expenses	487,350	456,984
Professional fees	165,942	90,780
Depreciation	161,010	120,925
Total operating expenses	2,935,998	2,415,395
Operating loss	(727,319)	(576,166)
Other income (expenses):		
Other income	15,703	42,719
Interest expense	(1,335)	(94,104)
Total other income (expenses), net	14,368	(51,385)
Net loss	(712,951)	(627,551)
Members' equity beginning of year	1,441,759	141,507
Member contributions	-	1,027,769
Notes payable converted to members' equity	-	900,034
Members' equity end of year	$ 728,808	$ 1,441,759

See report of independent accountants and accompanying notes to financial statements.

HUMPHRY SLOCOMBE GROUP, LLC

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (712,951)	$ (627,551)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation	161,010	120,925
Change in operating assets and liabilities:		
Accounts receivable	84,680	(65,610)
Inventory	(283,930)	(210,253)
Other current assets	(23,815)	(56,002)
Accounts payable	139,173	76,288
Accrued expenses	61,925	102,665
Other current liabilities	9,712	77,802
Net cash used in operating activities	(564,196)	(581,736)
Cash flows from investing activities:		
Purchase of property and equipment	(404,232)	(80,615)
Net cash used in investing activities	(404,232)	(80,615)
Cash flows from financing activities:		
Member contributions	-	1,027,769
Proceeds from (payments on) notes payable, net	179,432	(33,109)
Net cash provided by financing activities	179,432	994,660
Net change in cash	(788,996)	332,309
Cash, beginning of year	814,286	481,977
Cash, end of year	$ 25,290	$ 814,286
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 1,335	$ 3,787
Notes payable converted to equity	$ -	$ 900,034

See report of independent accountants and accompanying notes to financial statements.

4

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Humphry Slocombe Group, LLC (the "Company"), was incorporated and operates a chain of ice cream shops in California.

Management's Plans: The Company's plan for 2019 and beyond is to grow its revenues significantly by increasing its distribution of its packaged frozen products by doubling the number of grocery stores carrying its products. The Company will also open selected physical retail stores to showcase its unique flavors, provide synergy to grocery distribution channels, and to increase sales. Capital contributions from its financing operations will enable the Company to invest in a sales team, selected retail stores, targeted online direct marketing driving in-store visits, grocery store sales, and direct to consumer (delivery, e-commerce), and branding initiatives to meet its revenue goals, with the goal of reaching profitability by 2020. The Company will continue to widen its geographical reach to become nationally distributed by 2020 to be the leader in ultra premium ice cream. The company believes this strategic plan will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk: The Company maintains its cash in financial institutions with balances that periodically exceed federally insured limits.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018 and 2017, management deemed it unnecessary to record an allowance for doubtful accounts.

Inventory: Inventory consists of ice cream held for resale and the ingredients that go into making it and is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. No valuation allowance was considered necessary at December 31, 2018 and 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation on property and equipment is computed using the straight-line method and is depreciated over their estimated useful lives, which ranges from three to five years. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the related assets or the lease term, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase, for items sold at events, stores, and retail locations, and upon shipment, for items sold through online retail outlets.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $289,045 for 2018 and $152,033 for 2017.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment in the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

1.   Summary of Significant Accounting Policies, Continued:

Recent Accounting Pronouncements, Continued:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Credit Losses: The FASB issued new guidance, which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The new standard will become effective for private companies for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the reporting and economic implication of this new standard.

Subsequent Events: Management has evaluated subsequent events through July 18, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2.   Inventory:

Inventory consisted of the following at December 31:

	2018		2017	
Finished goods	$	437,867	$	263,221
Raw materials		189,366		80,082
	$	627,233	$	343,303

HUMPHRY SLOCOMBE GROUP, LLC

Notes to Financial Statements, Continued

3.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2018	2017
Leasehold improvements	$ 707,432	$ 357,765
Equipment	170,392	139,032
Automobiles	122,338	122,338
Furniture and fixtures	15,454	6,254
Computer software	6,462	-
	1,022,078	625,389
Less: accumulated depreciation	458,228	304,761
	$ 563,850	$ 320,628

Depreciation expense was $161,010 for 2018 and $120,925 for 2017.

4.   **Notes Payable:**

The Company entered into several note payable agreements in 2018 and 2017, with total principal amount of $237,668 and $25,185, respectively, with maturity dates ranging from December 2019 to October 2020. Interest rates range from 5% to 13% per annum with monthly principal and interest payments until the notes are paid in full. The total outstanding balance of the notes was $153,335 at December 31, 2018 and $23,903 at December 31, 2017. Future minimum principal payments are expected to be as follows: 2019 - $145,950 and 2020 - $7,385.

5.   **Note Payable – Related Party:**

The Company has a note payable outstanding with a member of the Company for a principal balance of $50,000. The note bears interest at 8% per annum with the full balance of the note due in full on or before its due date in December 2019, with no monthly principal and interest payments required.

6.   **Convertible Notes:**

The Company had convertible promissory notes outstanding during 2017 with a total principal amount of $809,717 and accrued interest of $90,317. These notes were converted to members' equity during 2017 for the full principal and accrued interest amounts. The notes bore interest ranging from 6.79% to 12.93% per annum.

7. **Leases:**

The Company leases its retail locations under non-cancelable operating lease agreements that expire on various dates ranging from 2022 to 2026. Certain leases contain renewal options upon the expiration of the initial lease term. Monthly rent expense ranges from $2,900 to $11,818. The Company is also required to pay for various fees related to common area maintenance. The lease agreements contain annual rent escalations and the Company records rent expense on a straight-line basis. Deferred rent totaling $43,199 and $34,455 for 2018 and 2017, respectively, was recorded in other current liabilities on the balance sheets. The total rent and related fees for these locations was $487,350 for 2018 and $456,984 for 2017.

Minimum future lease payments for the retail location at December 31, 2018 are as follows:

Year	Amount
2019	$ 468,092
2020	410,719
2021	423,545
2022	305,801
2023	116,802
Thereafter	146,827
	$ 1,871,786

8. **Members' Equity:**

Pursuant to the Company's operating agreement, the Company issued a total of 141,842 units as follows: Class A – 101,700; Class B – 6,786; and Series Seed Preferred – 23,553.

Class A and Class B units receive voting rights equal to one vote per unit within its respective class.

Series Seed Preferred units receive voting rights equal to one vote per unit within its respective class as well as liquidation preference over the Class A and Class B units.

HUMPHRY SLOCOMBE GROUP, LLC

Notes to Financial Statements, Continued

9.   **Equity Incentive Plan:**

During 2018, the Company granted options to certain employees and non-employees pursuant to the terms of the Company's Equity Incentive Plan. The maximum number of options available to be granted under this plan is 15,072. During 2018, the Company granted 5,017 options under the equity incentive plan. As of the date of this report, there were 5,269 options available for future issuance. Options become vested based on one year cliff vesting combined with a three year ratable vesting schedule. The term of options shall not be more than 10 years.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations and members' equity (deficit). The Company determined the fair value of these options to be immaterial as a whole to the financial statements and therefore did not record stock compensation expense during 2018 or 2017 related to the equity incentive plan.